June 29, 2016

VIA EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:    WP Glimcher Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36252

Dear Mr. Gordon:

WP Glimcher Inc. (the "Company") is transmitting for filing the Company's response to the comment of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 20, 2016 related to the filing listed above.

For convenience, the comment contained in your June 20, 2016 letter is reprinted below in italics, followed by the Company's response.

Note 6. Indebtedness

Covenants, page F-36

1.We note that mortgage loans secured by River Valley Mall and Merritt Square Mall are in default and that you are in discussions with the special servicer(s) and that one possible outcome is the transitioning of the properties to the lender(s). However, these properties are not discussed in Note 4 under the subheading "Impairment". Please tell us whether you consider the defaults to be triggering events and how you have assessed these properties for impairment.

COMPANY RESPONSE:

As stated in the "Investment Properties" subheading within Note 3 to the audited financial statements, in accordance with Accounting Standards Codification ("ASC") 360-10-35-21, the Company "reviews investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in a property's cash flows, ending occupancy, estimated market values or our decision to dispose of a property before the end of its estimated useful life."

Accordingly, during the fourth quarter of 2015, the Company deemed the defaults on the mortgage loans secured by River Valley Mall (maturity date of January 11, 2016) and Merritt Square Mall (maturity date of September 1, 2015) and the potential outcomes, including transitioning to the respective lenders, to be triggering events for impairment under ASC 360-10-35-21 and thus shortened the hold period used to calculate undiscounted cash flows in the Company's quarterly impairment testing for the two properties. The Company used Level 3 inputs within the fair value hierarchy to estimate the fair values of these properties under ASC 820. In accordance with ASC 360-10-35-17, the Company then compared the estimated fair values of these properties to the related carrying values and determined that the fair values exceeded the carrying values. Furthermore, since the Company acquired the two properties in the merger with Glimcher Realty Trust on January 15, 2015, they were recorded at their respective fair values on the effective date of the merger in accordance with ASC 805, and there have been no significant changes in values, the assumptions that drive those values (net operating income, occupancy, market capitalization rates, etc.) or operating trends at the properties through December 31, 2015.

Therefore, since the Company concluded under ASC 360 that River Valley Mall and Merritt Square Mall were not impaired as of December 31, 2015, these properties were excluded from the discussion in the "Impairment" subheading within Note 4 to the audited financial statements.

Additionally, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 614-887-5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President and
Chief Financial Officer

cc: William Demarest